Exhibit 10.1

Invest Inc.

6582 South Big Cottonwood Canyon Road Suite 200

Salt Lake City, UT 84121

July 5, 2022

Jacob Fernane

7901 4th St N #10184

St. Petersburg, FL 33702

Re: Offer of Employment

Dear Jacob:

On behalf of Invest Inc. (the “Company”), I am pleased to confirm our offer of employment with the Company in the position of VP, Corporate Development. The terms and conditions of your employment will be as follows:

1.    Your work will generally consist of leading all software development efforts for Invest Inc. and such other duties as you may be assigned from time to time. Your duties may change on reasonable notice, based on the needs of the Company and your skills, as determined by your supervisor. Your performance will be reviewed approximately once per year.

2.    Your starting base salary will be $1,000.00 per month, less all applicable state and federal withholding and other lawful deductions. Generally, your compensation will be reviewed annually but the Company reserves the right to change your compensation from time to time on reasonable notice. You will be paid on the Company’s regular paydays. Subject to approval by the Company’s board of directors, you will be granted options to purchase shares of common stock of the Company pursuant to the Company’s stock option plan as follows:

Total number of options:	200,000
Exercise price:	$1.00 per share of common stock
Vesting:	200,000 options vest monthly over one year (1/12th per month) starting on the first day of the first full month following the Option Grant
Term of options:	Ten years

This summary of your option award is qualified by the actual details and terms of the options as set forth in our Stock Option Plan and your Option Agreement, both of which will be furnished to you in writing.

3.    You will be eligible for vacation, holidays, sick leave and other employee benefits on the same basis as other comparable-level Company employees, as such programs are established, modified, and/or eliminated by the Company from time to time.

4.    As a condition of your employment, you agree that you will abide by all current the Company personnel policies and practices, will refrain from any form of harassment or discrimination and will cooperate with other employees and customers of the Company in a professional manner.

5.    In accordance with the Company’s policies and state and federal law, this offer of employment is contingent upon your successful completion of all requirements to establish the legal right to work in the United States.

6.    This offer of employment is conditioned upon your execution of the Company’s Confidentiality Agreement, a copy of which is enclosed.

7.    We hope that your association with the Company will continue for a substantial period of time, but we recognize that the future is inherently uncertain and that assurances of permanent or continuing employment are not feasible. Therefore, in accordance with our standard policy, your employment will be “at-will.” In other words, either you or the Company can terminate the employment relationship at any time, for any reason, with or without cause and with or without notice. This at-will aspect of your employment, which includes the right of the Company to demote, transfer, or otherwise discipline you with or without cause, is not subject to change or modification of any kind unless in writing signed by you and the President of the Company.

8.    We look forward to your starting work at the Company on July 5, 2022. Should this date not be convenient, please let me know as soon as possible.

Please signify your acceptance of this employment offer, and the provisions set forth above defining the terms and conditions of your employment, by signing both this letter and the Confidentiality Agreement. If there is any matter in this letter which you wish to discuss further, please do not hesitate to speak to me. We look forward to seeing you on July 5, 2022.

Very truly yours,

/s/ Jack Turner

Jack Turner, President

I HEREBY ACCEPT INVEST INC.’S OFFER OF EMPLOYMENT UPON THE TERMS AND CONDITIONS SET FORTH ABOVE.

Dated:        8/17/2022                                                                     /s/ Jacob Fernane

Jacob Fernane